Exhibit 1.01
Greatbatch, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2013

Section 1: Company overview – Unaudited

This is the Conflict Minerals Report of Greatbatch, Inc. (“Greatbatch,” “the Company,” “we,” or “our”) for the calendar year ended December 31, 2013 (excepting conflict minerals that, prior to January 31, 2013, were located outside the supply chain) in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”).

Rule 13p-1 requires all public companies that manufacture, or contract to manufacture, products to annually disclose whether columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which is limited to tantalum, tin and tungsten (“Necessary Conflict Minerals”) are necessary to the functionality or production of these products and whether the Necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). For the majority of products discussed below, the performance requirements imposed by the markets we serve often require the use of tin, tungsten, tantalum or gold (“3TG”).

The Company established a conflict minerals policy to establish and document the formal Statement of Policy of the Company regarding the conflict minerals requirements set forth in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Section 1502”) and Rule 13p-1. It is the policy of the Company that it will comply fully with all applicable provisions of Section 1502 and Rule 13p-1. This policy can be found at www.greatbatch.com under the “Investor Relations” drop down menu and clicking on “Governance.”

As part of the reasonable country of origin inquiry (“RCOI”) procedures performed, we established a cross-functional conflict minerals steering committee comprised of a total of six representatives from the Company’s Supply Chain and Operational Excellence Group, Corporate Compliance Office, Finance Department, and Internal Audit, which was overseen by our Executive Vice President and Chief Financial Officer. The Supply Chain and Operational Excellence Group was responsible for performing a review of the Company’s products, conducting the country of origin inquiry, and performing the due diligence review. The Corporate Compliance Office and Finance Department were responsible for reporting and general oversight. The conflict minerals steering committee also provided updates to the Company’s Audit Committee with regards to the measures undertaken by management.

Greatbatch’s RCOI consisted of surveying Tier 1 suppliers that supply 3TG, or component parts containing 3TG, to Greatbatch. The Company’s direct suppliers similarly rely on information provided by their suppliers. An assessment process was undertaken by the Company to identify the direct suppliers that supplied 3TG or component parts containing 3TG to Greatbatch between January 1, 2013 and December 31, 2013. Based upon this assessment, which included a review of the bills of material for each of our products, a supplier survey list was established. Suppliers of 3TG or component parts that contained or potentially contained 3TG were included in the supplier survey list.

As a first step to engaging with our supply chain, the Company sent a notification to relevant suppliers in June 2013 informing them about the conflict minerals rule and asking them to complete the conflict minerals survey based on the standard template designed by the Electronics Industry Citizenship Coalition/Global e-Sustainability Initiative (“EICC/GeSI”) known as the Conflict Minerals Reporting Template. Given the annual compliance requirements, and in an attempt to improve future supplier response rates, the Company is in the process of updating the terms for new or renewed contracts requiring suppliers to respond to inquiries regarding Necessary Conflict Minerals in a timely manner.

The Company surveyed 189 Tier 1 suppliers identified during the applicability assessment as those suppliers that may supply the Company with 3TG or component parts containing 3TG which may be obtained from the Covered Countries. Based upon our internal applicability assessment it was determined that our Introducer product line does not contain any 3TG minerals. Of the 189 surveys sent out, the Company received 99 completed responses representing a 52% response rate. Every survey received was reviewed and based upon the responses and in accordance with Rule 13p-1, the Company undertook further due diligence efforts with regards to certain products to determine whether the 3TG in those products originated in the Covered Countries from sources that directly or indirectly finance or benefit armed groups in the Covered Countries and whether any of the 3TG may be from recycled or scrap sources.

Section 2: Due diligence framework – Unaudited

The Company designed its due diligence measures to be in conformity with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) and related supplements for 3TG (“OECD Framework”).

Section 3: Due diligence measures undertaken - Unaudited

The Company’s due diligence efforts for the calendar year ended December 31, 2013 included the following:

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The Company surveyed 189 of its 3TG Tier 1 suppliers and received 99 completed responses, representing a 52% response rate. We evaluated the survey responses for consistency of data provided; including whether those responses were complete and to identify any contradictions or inconsistencies found in those responses.

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For those suppliers who provided smelter or refiner information for applicable 3TG minerals, the Company began analyzing those smelters to determine if they were in fact smelters, if that smelter was part of the Company’s supply chain and began comparing those smelters to the list of facilities which have received a “conflict free” designation from the Conflict Free Smelter Program (“CFSP”) developed by the EICC/GeSI or other independent third party audit programs.

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A conflict minerals reporting database was developed and updated to summarize the results of the risk assessment process and keep management informed of the status of the conflict minerals compliance process.

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Suppliers who provided incomplete or inconsistent responses or failed to respond were sent up to three follow-up corrective action notifications asking for either clarification or to provide the information requested.

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The Company’s supply chain for our products is complex, and there are many third parties in the supply chain between our direct supplier and the original sources of the Necessary Conflict Minerals. In this regard, we do not purchase Necessary Conflict Minerals directly from mines, smelters or refiners. We must therefore rely on our suppliers to provide information regarding the origin of the Necessary Conflict Minerals that are included in our products. Additionally, we believe that the smelters and refiners of the Necessary Conflict Minerals are best suited to identify the sources of the Necessary Conflict Minerals and have required our suppliers to take steps to identify the applicable smelters and refiners of the Necessary Conflict Minerals in our supply chain. As a result, our due diligence efforts relied on the CFSP and our direct suppliers.

Section 4: Independent private sector audit

Pursuant to Rule 13p-1, for the 2013 calendar year, Greatbatch is not required and did not voluntarily obtain an independent private sector audit of the Conflict Minerals Report.

Section 5: Continuous improvement efforts to mitigate risk – Unaudited

Greatbatch intends to take the following steps to improve the number and quality of supplier responses in the next compliance period and to mitigate risk that the Necessary Conflict Minerals used in our products may directly or indirectly finance or benefit armed groups in the Covered Countries:

•	Work with suppliers who did not respond to the Company’s 2013 survey to help them understand the importance of this initiative to Greatbatch and to encourage their participation in 2014.

•	Enhance our conflict minerals reporting database to include more detailed smelter information and the results of the CFSP comparison if applicable.

•	Include new terms and conditions in our contract language for new or renewed contracts requiring suppliers to respond to inquiries regarding Necessary Conflict Minerals in a timely manner.

•	Encourage suppliers of 3TG or whose products contain 3TG to establish policies, due diligence frameworks, and management systems consistent with the OECD Framework.

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Make a reasonable attempt to not procure 3TG or component parts containing 3TG from suppliers that obtain those minerals from facilities within the Covered Countries that are not timely in their response to our conflicts minerals survey and inquiries, and that are not certified as conflict-free.

•	Evaluate IT infrastructure and/or external providers to assist us with our due diligence process and identifying the source of 3TG utilized in our products.

Section 6: Product Description – Unaudited

Below is a listing of products that were determined by the Company to include 3TG that are necessary to the functionality or production of our products and were subject to our due diligence procedures. Based on the Company’s due diligence efforts to date, the Company does not have sufficient information to determine the country of origin of the conflict minerals in its products or the facilities used to process the conflict minerals, including whether the conflict minerals were from recycled or scrap sources. The Company’s efforts to determine the mine(s) or location of origin included the due diligence measures described above.

Product	Description	3TG Included
Batteries	Lithium iodine Lithium silver vanadium oxide Lithium carbon monoflouride Lithium ion rechargeable Lithium SVO/CFx	Tin, Gold
Feedthroughs	Allow electrical signals to be brought from inside hermetically sealed IMD to an electrode	Tin, Gold, Tungsten
Coated electrodes	Deliver electric signal from the feedthrough to a body part undergoing stimulation	Tantalum, Tin, Tungsten
Precision components	Machined, molded and over molded products	Tantalum, Tin, Tungsten, Gold
Enclosures and related components	Titanium Stainless steel	Tin, Gold
Value-added assemblies	Combination of multiple components in a single package/unit	Tantalum, Tin, Tungsten, Gold
Stimulation leads	Cardiac, neuromodulation and hearing restoration stimulation leads	Tin, Gold
Catheters	Delivers therapeutic devices to specific sites in the body	Tin, Gold
Cases and trays	Delivery systems for cleaning and sterilizing orthopaedic instruments and implants	Tantalum, Tin, Tungsten, Gold
Implants	Orthopaedic implants for large joint, spine, extremity and trauma procedures	Tantalum, Tin, Tungsten, Gold
Instruments	Reusable and single use orthopaedic instruments for large joint, spine, extremity and trauma procedures	Tantalum, Tin, Tungsten
Primary cells	Low-rate Moderate-rate High rate (spiral) Wide Range	Tantalum, Tin, Tungsten, Gold
Primary and secondary battery packs	Highly-customized pack solutions	Tantalum, Tin, Tungsten, Gold
QiG thin-filmed electrodes	High-resolution, microscale neural recording and/or stimulation arrays manufactured using techniques from semiconductor and MEMS industries	Gold